Exhibit 1.01

CDC Games Launches Open Beta Test for Special Force

Targeting for Commercial Release Before the End of Q2 2007

Beijing, May 09, 2007 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today that it has launched its open beta program for Special Force, the first free to play, pay for merchandise FPS (first person shooter) game in China. Special Force was recently ranked as the top online game in Korean internet cafes for more than 50 consecutive weeks and provides CDC Games with first-mover advantage in securing significant market-share in the FPS category of online gaming in China.

Special Force, which was developed by Dragonfly, has been deployed into 9 Internet Data Centers in China in Anhui, Dongguan, Xian, Qingdao, Zhengzhou, Shenyang, Shanghai, Tianjin and Chengdu on China Telecom and China Netcom. Users from around the country can download the client for free which is available via China content distribution networks. The open beta of Special force will also be promoted in over 1,200 internet café events in more than 100 cities across China during May. The internet cafés will host “Special Force parties” in which gamers are invited to play and test out the game and provide feedback. The open beta program encourages broad public usage among gamers to complete final testing of the user experience as well as testing of deployment and scalability prior to general release.

Special Force is a first person shooter online game that originated in Korea. The game allows players to create their own elite military units with customized weapons and equipment selected from those used by special forces from around the world. With advanced 3D graphics and advanced special effects, the game will allow users nationwide to play against each other in teams and compete in competitions, which will provide for a very compelling experience in ranking one’s self and one’s team against other people and teams across the country.

CDC Games plans to leverage its centralized online gaming platform to allow users to enjoy the company’s online game portfolio under a single login account, using a common virtual currency for all games. This platform will greatly enhance the flexibility for users to select online games according to their own preference and help build long-term brand loyalty with CDC Games.

This strategy is particularly important as CDC Games seeks to leverage its growing base of registered users to bolster the launch of new games in 2007 and beyond. Following the pioneering footsteps of Yulgang, the first free-to-play, pay-for- merchandise massive multiplayer online role-playing game (MMORPG ) in China, Special Force will also be accessed via the centralized online gaming platform as a free-to-play game with players paying for virtual merchandise.

“We are very pleased with our progress as we pioneer another free-to-play game category in China,” said Antony Yip, vice chairman of CDC Games and launch-team leader for Special Force. “Through our open beta program for this first-ever, first person shooter online game in China, we will test and refine the game’s server and network technology to ensure the best possible experience for our gamers. We will also create broad exposure and interest prior to the general launch.”

This is a very important milestone in CDC Games’ short but exciting operating history,” said Mike Latimore, CFO of CDC Games. “Special Force will be the second major game release for us, following what has been one of the most successful online games in China, Yulgang. As CFO, I look forward to facilitating successful and timely launches of Special Force and our full portfolio of online games in China and other geographies over the next few quarters. I also look forward to communicating with investors and partners about these developments.”

CDC Games is targeting the commercial launch of Special Force before the end of the second quarter, 2007.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 46.5 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In March 2007, the company announced the formation of CDC Games Studio, funded by up to $100 million, to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of CDC Games to make a commercial release before the end of Q2 2007, the success of the open beta test and promotions for Special Force, the ability to refine the server and network technology to improve the game experience, the success of the development of a centralized gaming platform for CDC Games, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to develop and market successfully first person shooter games; (c) the future growth of the online games industry in the China market; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Public Relations

Scot McLeod
CDC Corporation
678-259-8625
Email: scotmcleod@cdcsoftware.com

Investor Relations

Monish Bahl
CDC Corporation
678-259-8510
Email: Monish.bahl@cdcsoftware.com